Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Three Months Ended March 31, 2015
(millions of dollars)
Earnings, as defined:
Net income	$650
Income taxes	286
Fixed charges included in the determination of net income, as below	337
Amortization of capitalized interest	10
Distributed income of equity method investees	6
Less: Equity in earnings of equity method investees	9
Total earnings, as defined	$1,280

Fixed charges, as defined:
Interest expense	$321
Rental interest factor	13
Allowance for borrowed funds used during construction	3
Fixed charges included in the determination of net income	337
Capitalized interest	18
Total fixed charges, as defined	$355

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	3.61
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.